UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 26, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 July 2019 entitled ‘TRADING UPDATE FOR THE QUARTER ENDED 30 JUNE 2019’

RNS: 7911G

Vodafone Group Plc

26 July 2019

Trading update for the quarter ended 30 June 2019

26 July 2019

Highlights

•                  Group revenue of €10.7 billion, down by €0.2 billion due to foreign exchange rate effects.

•                  Q1 organic service revenue declined 0.2%*, improving compared to Q4 (-0.7%**); gradual recovery expected to continue.

•                  Sequential progress in Europe, with service revenues -1.7%* (Q4: -2.1%**), as market conditions continued to improve in Italy and retail growth in Germany remained robust, offsetting the impact of competitor promotions in Spain.

•                  Rest of the World grew 5.3%* (Q4: 5.7%*) as the impact of regulation introduced in March in South Africa was offset by strong growth ahead of inflation in other markets.

•                  Good progress on strategic priorities during the quarter:

-                    Deepening customer engagement: Group mobile contract churn down 0.6 percentage points year-on-year to another record low; 115,000 converged customer net adds in Europe; 5G services launched in all major EU markets.

-                    Radical simplification & digital transformation: Simplified pricing plans with speed-tiered unlimited data launched in 5 markets; on track to meet the Group’s €400 million FY20 net operating expenses reduction target in Europe.

-                    Improving asset utilisation: Network sharing agreements signed in Spain/UK, Italy imminent; intention to monetise a substantial part of our European tower infrastructure over the next 18 months, depending on market conditions.

-                    Portfolio optimisation: Acquisition of Liberty Global’s cable assets in Germany and CEE approved by the EC; deal expected to complete by 31 July 2019. NZ$3.4 billion (€2.1 billion) New Zealand disposal also to complete on 31 July.

•                  Confident on full year guidance1: adjusted EBITDA of €13.8-14.2 billion, free cash flow (pre-spectrum) at least €5.4 billion.

	Quarter ended 30 June
	2019	2018	Statutory growth
	€m	€m	%
Group revenue[2]	10,653	10,902	(2.3)
Europe	7,792	7,957	(2.1)
Rest of the World	2,547	2,652	(4.0)

	2019	2018	Organic growth*
Alternative performance measures[3]	€m	€m	%
Group service revenue	8,994	9,130	(0.2)
Europe	6,782	6,896	(1.7)
Rest of the World	2,114	2,132	+5.3

Nick Read, Group Chief Executive, commented:

“Our service revenue growth improved during the first quarter, led by Italy, and mobile churn fell to another record low. Following a significant quarter of commercial activity, we expect the gradual recovery in our service revenues to continue, underpinning our financial outlook for the year.

With the completion of the Liberty Global acquisitions, Vodafone will become Europe’s leading converged operator, with growing fixed and converged services contributing around half of our European service revenues. We have developed a detailed plan to deliver the customer benefits and capture the substantial synergies from the deal, which we will start to execute immediately.

We also have made good progress on improving the utilisation of our assets. We will capture industrial efficiencies through network sharing agreements signed in multiple markets, and today we are announcing the decision to create Europe’s largest tower company. We believe there is a substantial opportunity to unlock the embedded value of our towers, and we have started preparations for a range of monetisation options over the next 18 months, including a potential IPO.”

OPERATING REVIEW

Strategic progress

During Q1 the Group made good progress on its key priorities for the year ahead.

Deepening customer engagement

We aim to deepen customer engagement by selling additional products, particularly in fixed, contributing to revenue growth and a reduction in churn.

In mobile we saw an encouraging 0.5 percentage point year-on-year reduction in Europe contract churn during Q1, reaching a new record low level of 14.6%. Data usage growth remained strong at 49%, with average smartphone usage increasing to 3.9 GB per month in Europe.

We have now launched 5G in five European markets, with services available in Spain, Italy and Romania since June, and the UK and Germany since July. 5G roaming is now live for Vodafone 5G customers roaming on Vodafone networks in Germany, Italy, the UK and Spain. Our 5G network will be live across more than 50 cities and available in nine European markets by the end of the current financial year.

Including VodafoneZiggo, we had 18.8 million fixed broadband customers, 14.6 million NGN customers, 6.7 million converged customers and 13.6 million TV customers in Europe at the end of the period. Excluding VodafoneZiggo, we added 54,000 broadband customers, 237,000 NGN customers and 115,000 converged customers during the quarter. Our customer growth slowed compared to previous quarters, primarily reflecting increased competitor promotions in Spain and Germany, as well as slower broadband market growth in Italy. However, our Consumer mobile commercial performance in Spain stabilised in June.

Radical simplification & digital transformation

We have launched new simplified commercial propositions across multiple markets during the quarter, including speed-tiered unlimited mobile data plans in five markets (Spain, UK, Romania, Czech Republic and Malta) and new simplified mobile price plans in Germany. A simpler pricing structure with reduced discounts reduces complexity for customers and sales staff, enhancing our ability to sell ‘one more product’ including fixed, consumer IoT and device insurance.

The new speed-differentiated unlimited data plans are primarily targeted at our existing customer base, respond to customer demand for ‘worry-free’ data usage and create opportunities for ARPU growth. In only two months we have reached an unlimited customer base of over 700,000 SIMs. Customer satisfaction and data usage have significantly increased, and ARPU has increased.

We are making good progress on reducing operating costs, and continue to target a net reduction in operating expenses in Europe and Common Functions of at least €1.2 billion by FY21 compared to FY18 on an absolute organic basis. This includes €400 million of savings in FY20, matching our achievement in FY19.

Improving asset utilisation

We aim to improve the utilisation of all of the Group’s assets as part of our focus on improving returns on capital. In particular, we see a unique window of opportunity to initiate or extend our existing mobile network sharing agreements as the industry begins to deploy 5G.

In April, we announced an enhanced network sharing agreement with Orange in Spain. The new agreement expands active network sharing to around two thirds of the Spanish population, and extends the agreement to include 5G technology. The new agreement is expected to deliver cumulative operating expenses and capital expenditure savings to Vodafone of at least €600 million over the next ten years.

In July, we signed an agreement with Telefonica in the UK to extend our network sharing agreement to include 5G active equipment on joint network sites. Vodafone and O2 have also agreed to greater 5G network autonomy on approximately 2,700 sites in 23 of the UK’s larger cities, bringing the total proportion of autonomous sites to 25%. This gives both parties more flexibility to meet the needs of their customers and deploy future network technologies. In addition, Vodafone and O2 will now proceed to explore potential monetisation options for Cornerstone (our 50:50 joint venture company that owns and manages the parties’ passive tower infrastructure).

We have started the work required to legally separate our European Tower infrastructure into a new organisation (referred to as ‘TowerCo’), which will be operational by May 2020 with a dedicated management team. We intend to monetise a substantial proportion of TowerCo over the next 18 months, depending on market conditions. The ultimate form of monetisation may include an IPO or disposal of a minority stake in TowerCo, as well as potential disposals of minority or majority stakes at an individual country level.  We believe that there is significant scope to generate operational efficiencies and increase tenancy ratios across our Tower portfolio, and that it will be possible to monetise towers while preserving network differentiation and long-term strategic flexibility.

Portfolio management

We continue to actively manage our asset portfolio as we focus on reducing our financial leverage towards the lower end of our targeted 2.5-3.0x range. In July, we received regulatory approvals for our acquisition of Liberty Global’s cable assets in Germany and Central and Eastern Europe (“CEE”), and for the disposal of our New Zealand business.

The EC approved our acquisition of Liberty Global’s cable assets in Germany, Czech Republic, Hungary and Romania on 18 July 2019, and we expect to close the transaction on 31 July 2019. The acquisition targets expected cost and capex savings of €535 million by the fifth full year post-completion, with an NPV of at least €6 billion including integration costs. We have developed a detailed plan to deliver the customer benefits and capture the significant opportunities for value creation from the deal.

On 13 May 2019, the Group agreed to the sale of Vodafone New Zealand Limited for a consideration of NZ$3.4 billion (€2.1 billion)4, implying an FY19 multiple of 7.3x Adjusted EBITDA5 and 16.2x Adjusted OpFCF6. We received regulatory approval for the transaction on 11 July and completion is expected on 31 July 2019.

On 8 May 2019, the Australian Competition and Consumer Commission (ACCC) opposed the proposed merger of Vodafone Hutchison Australia (“VHA”) and TPG Telecom (“TPG”). We remain firmly committed to the merger and have challenged the ACCC’s decision in Federal Court. The date of the initial hearing is scheduled for 10 September 2019.

We expect the merger of Indus Towers and Bharti Infratel to complete shortly, having received all remaining regulatory approvals with the exception of the Department of Telecommunications.

Outlook

The Group has adopted the IFRS 16 accounting standard in FY20 for statutory reporting. Consequently, we have changed some of our alternative performance measures; specifically, we intend to report organic adjusted EBITDA and free cash flow pre-spectrum after deducting the depreciation and interest effects of leases capitalised under IFRS 16. Please see page 44 of our 2019 Preliminary Results release for updated definitions of our alternative performance measures.

Trading during the first quarter was in line with management’s expectations underlying the outlook statement for FY20. The Group therefore confirms its expectation that based on guidance FX rates and IFRS 15 and IFRS 16 accounting standards, adjusted EBITDA is expected to be in the range of €13.8 - 14.2 billion, implying low single digit organic growth. Free cash flow generation pre-spectrum is expected to be at least €5.4 billion, after all capex, before M&A and restructuring costs, and based on guidance FX rates.

Our financial guidance includes New Zealand and excludes the announced acquisition of Liberty Global’s assets. We intend to update our guidance to incorporate the benefit from the acquired Liberty Global assets and the impact of the New Zealand disposal at our interim results in November.

Notes

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure.

**              Organic growth excluding the impact of settlements in Germany.

1.             Our financial guidance includes New Zealand and excludes the announced acquisition of Liberty Global’s assets.

2.             All revenue figures in this trading update are presented on an IFRS 15 basis.

3.             Alternative performance measurements are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 8 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 12 for further details.

4.             Converted from NZ$ to € at a rate of 1.6464 as of 31 March 2019.

5.             Net of proforma Vodafone Partner Market Agreement service fees.

6.             Adjusted OpFCF defined as Adjusted EBITDA minus capex.

OPERATING REVIEW

Group

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, revenue is presented on an IFRS 15 basis.

	Quarter ended 30 June
			Growth
	2019	2018	Reported	Organic *
	€m	€m	%	%
Service revenue
Europe	6,782	6,896	(1.7)	(1.7)
Rest of the World	2,114	2,132	(0.8)	+5.3
Other	123	131
Eliminations	(25)	(29)
Total service revenue	8,994	9,130	(1.5)	(0.2)
Other revenue	1,659	1,772
Revenue	10,653	10,902	(2.3)	(0.9)

Group revenue decreased by €0.2 billion to €10.7 billion, reflecting foreign exchange headwinds of €0.2 billion.

Group organic service revenue declined by 0.2%* (Q4: -0.7%**). Growth in the majority of markets was offset by declines in Italy and Spain, which were impacted by increased competition, and a decline in South Africa, which faced increased revenue pressures following the adoption of out of bundle regulation in March 2019.

Europe

Total revenue decreased by 2.1% and organic service revenue declined 1.7%* (Q4: -2.1%**), with growth in Germany, the UK and Other Europe being offset by declines in Italy and Spain.

							Service revenue
	Quarter ended 30 June 2019			Quarter ended 30 June 2018			growth
	Service	Other		Service	Other
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*
	€m	€m	€m	€m	€m	€m	%
Germany	2,265	307	2,572	2,257	302	2,559	+0.4
Italy	1,198	132	1,330	1,245	180	1,425	(3.8)
UK	1,233	336	1,569	1,229	321	1,550	+0.1
Spain	988	94	1,082	1,094	112	1,206	(9.3)
Other Europe	1,128	142	1,270	1,097	147	1,244	+2.1
Eliminations	(30)	(1)	(31)	(26)	(1)	(27)
Total	6,782	1,010	7,792	6,896	1,061	7,957	(1.7)

Germany

Service revenues increased 0.4%* (Q4: 0.3%**) as robust retail growth was partially offset by a decline in wholesale revenues. Retail revenues grew by 1.8%* in the quarter (Q4: 1.3%**), with continued customer growth only partially offset by headwinds from international calling regulation.

Mobile service revenues declined 0.5%* (Q4: -0.5%*) as retail growth was offset by declines in wholesale. Retail revenues grew by 1.4%* (Q4: 0.6%*), supported by a higher contract customer base. We added 74,000 contract customers in the quarter, thanks in part to the success of our GigaCube proposition. Contract churn improved sequentially by 0.8 percentage points to 12.3%, supported by improvements in all segments.

Fixed service revenues increased 1.5%* (Q4: 1.3%**) as good retail growth was partially offset by wholesale declines. Retail revenues grew 2.4%* (Q4: 2.1%**). We added 24,000 broadband customers in Q1 (Q4: 76,000) with the sequential slowdown reflecting an increased level of promotions from other operators. We added 35,000 cable customers but lost DSL customers as lower ARPU subscribers disconnected. We maintained good momentum in convergence supported by our GigaKombi proposition, adding 107,000 Consumer converged customers, which took our total Consumer converged customer base to 1.6 million. Our TV customer base declined by 38,000 primarily reflecting the loss of lower ARPU basic access subscribers, however we increased premium TV penetration.

On 18 July, the EC approved our acquisition of Liberty Global’s cable assets in Germany and CEE, and we expect the transaction to close on 31 July. As part of the remedy package we have agreed a Cable Wholesale Agreement with Telefonica Deutschland enabling them to offer up to 300Mbps broadband services over the combined Vodafone and Unitymedia cable network. The Cable Wholesale Agreement is long-term in nature and includes minimum customer commitment levels from Telefonica Deutschland.

Italy

Service revenues declined 3.8%* (Q4: -7.0%*), with the improved trend primarily reflecting the lapping of the shift from 28-day to monthly billing in the prior year.

Mobile service revenues declined 7.4%* (Q4: -11.1%*) due to a lower active customer base and lower ARPU. However, promotional activity continued to moderate during the quarter, with mobile market number portability (‘MNP’) volumes 12% lower sequentially and 34% lower year-on-year; additionally, main brand pricing for new customers improved. Our active customer base continued to decline, partially mitigated by the success of our second brand, ho., which ended the quarter with 1.2m customers. Combined with the benefit from lapping the shift from 28-day to monthly billing in the prior year, this supported the sequential improvement in mobile service revenue trends.

Fixed service revenues increased 9.2%* (Q4: 9.5%*) reflecting continued growth in our fixed broadband customer base. We added 27,000 broadband customers in the quarter as we maintained a strong share of broadband market net additions despite slower market growth, which reflected price increases by most operators in Q1. We added 14,000 converged customers in the quarter, taking our total converged Consumer customer base to 971,000, representing 35% of our broadband base.

On 10 July 2019 we announced an extension to our strategic partnership with Open Fiber, which will enable us to offer Gigabit services to c.19m homes and businesses as envisaged in their build-out plan.

UK

Service revenues grew +0.1%* (Q4: -0.2%*) with an improved mobile service revenue performance partially offset by lower fixed service revenue growth.

Mobile service revenues stabilised at 0.0%* (Q4: -1.2%*) supported by a higher contract customer base and RPI-linked price increases, partially offset by reduced out of bundle revenues as a result of spend capping and lower wholesale revenue. Excluding Talkmobile we added 66,000 contract customers (Q4: 40,000). We added 53,000 prepaid customers (Q4: 9,000) supported by our fully digital sub-brand VOXI. Consumer contract branded churn improved by 0.7 percentage points year-on-year to a record low of 12.0%, supported by our VeryMe loyalty programme, where 9 million reward offers have been claimed to date.

Fixed service revenues increased 0.3%* (Q4: 2.5%*) as continued growth in our fixed broadband customer base was partially offset by the phasing of Business project revenues. We added 31,000 broadband customers in the quarter.

On 3 July 2019, our 5G UK network went live and we launched a new range of speed-differentiated mobile data and convergent offers. The new commercial propositions aim to improve customer experience, deepen the relationship and lower churn, by responding to customer demand for ‘worry-free’ data usage, and to simplify our tariffs by reducing discounts.

Spain

Service revenues declined 9.3%* (Q4: -7.9%*) reflecting the continued impact of the commercial actions we took over the past year in order to improve the competitiveness of our offers, our decision not to renew unprofitable football rights, and the lapping of a prior year price increase. In April 2019, we announced a new simplified tariff structure which includes speed-differentiated unlimited data bundles in both mobile-only and convergent offers for the first time in the Spanish market. We also reduced promotions in the market as we focused on migrating our customers to the new offers at a similar or higher level of overall spending. We have seen good uptake of the new unlimited plans by our existing customer base, and on average ARPU for these customers has increased.

However, our competitors increased promotional discounts following the launch, and we also lost two corporate accounts during the period. Consequently, during the quarter we lost 158,000 mobile contract customers, 49,000 fixed broadband customers and 24,000 TV customers. Promotional intensity moderated significantly towards the end of the quarter and our mobile market number portability (‘MNP’) for the Consumer contract segment was positive for the month of June.

We launched 5G services in 15 cities on 15 June 2019.

Other Europe

Service revenues increased 2.1%* (Q4: 2.5%*). Greece, Portugal, the Czech Republic and Hungary grew, but Ireland declined.

In Ireland, service revenue declined 1.1%* (Q4: 1.6%*) as continued growth in mobile was offset by a decline in fixed revenues. In Portugal service revenue grew 3.2%* (Q4: 2.1%*) supported by strong contract customer base growth and higher fixed line ARPU. In Greece, service revenue grew by 3.7%* (Q4: 9.2%*) supported by growth in prepaid ARPU and the fixed customer base.

Rest of the World

On an organic basis service revenue was up 5.3%*, supported by customer base and data revenue growth, as well as the benefit of price increases to adjust for local inflation. Total revenue decreased by 4.0%, with organic growth offset by a 7.1 percentage point drag from foreign exchange movements, particularly with regard to the Turkish Lira and South African Rand.

							Service revenue
	Quarter ended 30 June 2019			Quarter ended 30 June 2018			growth
	Service	Other		Service	Other
	revenue	revenue	Revenue	revenue	revenue	Revenue	Organic*
	€m	€m	€m	€m	€m	€m	%
Vodacom	1,078	254	1,332	1,113	258	1,371	+1.1
Other Markets	1,036	179	1,215	1,019	262	1,281	+10.0
Total	2,114	433	2,547	2,132	520	2,652	+5.3

Vodacom

Vodacom Group service revenue grew 1.1%* (Q4: 3.5%*) as growing demand for data and M-Pesa supported good growth at Vodacom’s International operations, which offset regulatory and macro pressures in South Africa.

In South Africa, service revenue declined by 1.2%* (Q4: 1.4%*) reflecting regulation introduced in March affecting out of bundle charges, rollover and transfer of data, a proactive pricing transformation including a 50% out of bundle rate cut, and customer bundle spend optimisation amid macroeconomic pressures. Prepaid customers declined by 793,000 in Q1 as we continued to drive a reduction in one-off SIM card usage, taking our total prepaid customer base to 46.0 million. Our active prepaid customer base increased in the quarter, and we added 86,000 contract customers.

Vodacom’s International operations outside of South Africa grew by 8.6%* (Q4: 9.4%*). Growth was strong across all markets, but slowed in Mozambique following the cyclones in Q4.

Turkey

In Turkey, service revenue grew 17.2%* (Q4: 15.0%*) supported by strong consumer contract ARPU, increased mobile data revenue, and fixed line customer base growth.

Other Markets

Egypt service revenue grew 13.6%* (Q4: 11.2%*), ahead of inflation, supported by growing data usage.

ALTERNATIVE PERFORMANCE MEASURES

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of alternative performance measures is outlined on pages 231 to 245 of the Group’s annual report for the financial year ended 31 March 2019.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•             It is used for internal performance reporting;

•             It is used in setting director and management remuneration; and

•             It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 2 to 7.

Organic growth

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•             They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•             They are used for internal performance analysis; and

•             They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India, which were reported in discontinued operations prior to the completion of the merger with Idea Cellular Limited on 31 August 2018.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

				Other activity	Foreign
	2019	2018	Reported	(incl. M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 June - Service revenue
Germany	2,265	2,257	0.4	—	—	0.4

Mobile service revenue	1,260	1,268	(0.6)	0.1	—	(0.5)
Fixed service revenue	1,005	989	1.6	(0.1)	—	1.5
Italy	1,198	1,245	(3.8)	—	—	(3.8)

Mobile service revenue	905	977	(7.4)	—	—	(7.4)
Fixed service revenue	293	268	9.3	(0.1)	—	9.2
UK	1,233	1,229	0.3	—	(0.2)	0.1

Mobile service revenue	897	895	0.2	—	(0.2)	—
Fixed service revenue	336	334	0.6	—	(0.3)	0.3
Spain	988	1,094	(9.7)	0.4	—	(9.3)
Other Europe	1,128	1,097	2.8	(0.8)	0.1	2.1

Of which: Ireland	209	211	(0.9)	(0.2)	—	(1.1)
Of which: Portugal	238	231	3.0	0.2	—	3.2
Of which: Greece	218	202	7.9	(4.2)	—	3.7

Eliminations	(30)	(26)
Europe	6,782	6,896	(1.7)	—	—	(1.7)
Vodacom	1,078	1,113	(3.1)	—	4.2	1.1

Of which: South Africa	778	845	(7.9)	—	6.7	(1.2)
Of which: International operations	299	266	12.4	—	(3.8)	8.6
Other Markets	1,036	1,019	1.7	—	8.3	10.0

Of which: Turkey	434	469	(7.5)	—	24.7	17.2
Of which: Egypt	313	248	26.2	—	(12.6)	13.6
Rest of the World	2,114	2,132	(0.8)	—	6.1	5.3
Other	123	131
Eliminations	(25)	(29)
Total service revenue	8,994	9,130	(1.5)	(0.1)	1.4	(0.2)
Other revenue	1,659	1,772	(6.4)	(2.0)	3.3	(5.1)
Revenue	10,653	10,902	(2.3)	(0.3)	1.7	(0.9)

Other growth metrics
Germany - Mobile retail revenue	1,212	1,195	1.4	—	—	1.4
Germany - Fixed retail revenue	956	934	2.4	—	—	2.4
Germany - Retail revenue	2,168	2,129	1.8	—	—	1.8

				Other activity	Foreign
	2019	2018	Reported	(incl. M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 March - Service revenue
Germany	2,267	2,366	(4.2)	0.2	—	(4.0)

Mobile service revenue	1,262	1,273	(0.9)	0.4	—	(0.5)
Fixed service revenue	1,005	1,093	(8.1)	0.1	—	(8.0)
Italy	1,234	1,330	(7.2)	0.2	—	(7.0)

Mobile service revenue	945	1,067	(11.4)	0.3	—	(11.1)
Fixed service revenue	289	263	9.9	(0.4)	—	9.5
UK	1,257	1,255	0.2	(0.9)	0.5	(0.2)

Mobile service revenue	895	908	(1.4)	(0.5)	0.7	(1.2)
Fixed service revenue	362	347	4.3	(1.8)	—	2.5
Spain	1,002	1,092	(8.2)	0.3	—	(7.9)
Other Europe	1,103	1,064	3.7	(2.2)	1.0	2.5

Of which: Ireland	218	215	1.4	0.2	—	1.6
Of which: Portugal	227	224	1.3	0.8	—	2.1
Of which: Greece	214	183	16.9	(7.7)	—	9.2
Eliminations	(23)	(35)
Europe	6,840	7,072	(3.3)	(0.5)	0.3	(3.5)
Vodacom	1,096	1,113	(1.5)	5.0	—	3.5

Of which: South Africa	807	864	(6.6)	8.1	(0.1)	1.4
Of which: International operations	287	250	14.8	(5.4)	—	9.4
Other Markets	1,012	1,136	(10.9)	31.0	(11.8)	8.3

Of which: Turkey	432	491	(12.0)	27.5	(0.5)	15.0
Of which: Egypt	279	231	20.8	(9.6)	—	11.2
Rest of the World	2,108	2,249	(6.3)	17.7	(5.7)	5.7
Other	123	257
Eliminations	(34)	(58)
Total service revenue	9,037	9,520	(5.1)	5.1	(1.8)	(1.8)
Other revenue	1,783	1,796	(0.7)	(6.7)	5.1	(2.3)
Revenue	10,820	11,316	(4.4)	3.2	(0.7)	(1.9)

Other growth metrics
Group service revenue - excl. settlements in Germany	9,037	9,520	(5.1)	6.3	(1.9)	(0.7)
Europe service revenue - excl. settlements in Germany	6,840	7,072	(3.3)	1.1	0.1	(2.1)
Germany - excl. settlements:
Service revenue	2,267	2,366	(4.2)	4.5	—	0.3
Retail revenue	2,158	2,235	(3.4)	4.7	—	1.3
Mobile retail revenue	1,203	1,200	0.3	0.3	—	0.6
Fixed retail revenue	955	1,035	(7.7)	9.8	—	2.1
Fixed service revenue	1,005	1,093	(8.1)	9.4	—	1.3

ADDITIONAL INFORMATION

Revenue - Quarter ended 30 June

Group and Regions	Group		Europe		Rest of the World
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	5,655	5,770	3,994	4,095	1,655	1,669
Mobile incoming revenue	438	465	307	334	142	150
Other service revenue	458	474	301	319	92	90
Mobile service revenue	6,551	6,709	4,602	4,748	1,889	1,909
Fixed service revenue	2,443	2,421	2,180	2,148	225	223
Service revenue	8,994	9,130	6,782	6,896	2,114	2,132
Other revenue	1,659	1,772	1,010	1,061	433	520
Revenue	10,653	10,902	7,792	7,957	2,547	2,652

Operating Companies	Germany		Italy		UK
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,103	1,092	773	835	771	760
Mobile incoming revenue	48	51	75	89	65	70
Other service revenue	109	125	57	53	61	65
Mobile service revenue	1,260	1,268	905	977	897	895
Fixed service revenue	1,005	989	293	268	336	334
Service revenue	2,265	2,257	1,198	1,245	1,233	1,229
Other revenue	307	302	132	180	336	321
Revenue	2,572	2,559	1,330	1,425	1,569	1,550

	Spain		Vodacom
	2019	2018	2019	2018
	€m	€m	€m	€m
Mobile customer revenue	575	646	923	958
Mobile incoming revenue	31	32	40	42
Other service revenue	38	38	51	55
Mobile service revenue	644	716	1,014	1,055
Fixed service revenue	344	378	64	58
Service revenue	988	1,094	1,078	1,113
Other revenue	94	112	254	258
Revenue	1,082	1,206	1,332	1,371

OTHER INFORMATION

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
EC	European Commission.
CEE	Central and Eastern European.
Europe region	The Group’s region, Europe, which comprises the European operating segments.
Free cash flow (“FCF”)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
IFRS 15	International Financial Reporting Standard 15 “Revenue”. The accounting standard adopted by the Group on 1 April 2018.
IFRS 16	International Financial Reporting Standard 16 “Leases”. The accounting standard adopted by the Group on 1 April 2019.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (“IoT”)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Alternative performance measures” on page 8 for further details.

Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta.
Other Markets	Other Rest of the World markets include Turkey, Egypt, Ghana and New Zealand.
Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Rest of the World (‘RoW’) region	The Group’s region: Rest of the World, which comprises Vodacom, Turkey and Other Markets operating segments.
RGUs	Revenue Generating Units describes the number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Alternative performance measures” on page 8 for further details.

Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

For further definitions please refer to pages 250 to 252 of the Group’s annual report for the financial year ended 31 March 2019.

Notes

1.             All figures in this trading update are unaudited.

2.             References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait logo, the Vodafone Speech Mark logo, Vodafone Broken Speech Mark Outline logo are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.

3.             All growth rates reflect a comparison to the quarter ended 30 June 2018 unless otherwise stated.

4.             References to “Q4” and “Q1” are to the quarters ended 31 March 2019 and 30 June 2019, respectively, unless otherwise stated. References to the “year”, “financial year” or “2020 financial year” are to the financial year ending 31 March 2020 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2019 unless otherwise stated.

5.             All amounts marked with an “*” represent “organic growth”, which represents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

6.             Vodacom refers to the Group’s interest in Vodacom Group Limited (“Vodacom”) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.             Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at Vodafone.com/investor.

8.             This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA, free cash flow pre-spectrum, operating expenses and financial leverage for the financial year ending 31 March 2020; prospects for the 2020 financial year; operating expenses for the financial year ending 31 March 2021; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, the Group’s partnership with IBM, sharing infrastructure and its benefits, such as the cumulative cash benefit from the agreement with Orange in Spain, and the expansion of NGN broadband within Vodafone’s European footprint; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses including in respect of the acquisition of Liberty Global’s cable assets, the merger of Vodafone India and Idea Cellular and the VodafoneZiggo joint venture and the expected synergies, cost and capex savings, run-rate savings and NPV from each; the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber attacks, insider threats or supplier breaches; general economic and political conditions of the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G, 4G and 5G allocations and realise expected synergies and benefits associated with 3G, 4G and 5G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2019. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
ir@vodafone.co.uk	www.vodafone.com/media/contact

Copyright © Vodafone Group 2019

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 26, 2019	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary